Exhibit 12-1


                  PECO ENERGY COMPANY AND SUBSIDIARY COMPANIES
                       RATIO OF EARNINGS TO FIXED CHARGES
                                   SEC METHOD
                                     ($000)




                                                     12 Months Ended
                                                        12/31/95


NET INCOME                                            $  609,732

ADD BACK

-INCOME TAXES:
    OPERATING INCOME                                     396,897
    NON-OPERATING INCOME                                  34,820
    NET TAXES                                         $  431,717

-FIXED CHARGES:
    INTEREST APPLICABLE TO DEBT                       $  408,904
    ANNUAL RENTALS ESTIMATE                                9,981
    TOTAL FIXED CHARGES                               $  418,885

ADJUSTED EARNINGS INCLUDING AFUDC                     $1,460,334

RATIO OF EARNINGS TO FIXED CHARGES                          3.49